SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Preferred Apartment Communities, Inc.
(Name of issuer)

Common Stock
(Title of Class of Securities)

74039L103
(CUSIP Number)

Soulef Hadjoudj
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Caisse de dépôt et placement du Québec.
----------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
-0-
----------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
290,909
----------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
-0-
----------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
290,909
----------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
290,909
----------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
5.62%.
----------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
OO
----------------------------------------------------------------------------------------------------------------

1	Name of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Cadim Inc.
----------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
-0-
----------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
290,909
----------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
-0-
----------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
290,909
----------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
290,909
----------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
5.62%
----------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
CO
----------------------------------------------------------------------------------------------------------------

1.	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Cadim Holdings U.S. Inc.
----------------------------------------------------------------------------------------------------------------
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4.	Citizenship or Place of Organization
Delaware, United States
----------------------------------------------------------------------------------------------------------------
5.	Sole Voting Power
-0-
----------------------------------------------------------------------------------------------------------------
6.	Shared Voting Power
290,909
      ----------------------------------------------------------------------------------------------------------------
7.	Sole Dispositive Power
-0-
8.	Shared Dispositive Power
290,909
      ----------------------------------------------------------------------------------------------------------------
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
290,909
----------------------------------------------------------------------------------------------------------------
10.	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11.	Percent of Class Represented by Amount in Row (9)
5.62%
----------------------------------------------------------------------------------------------------------------
12.	Type of Reporting Person (See Instructions)
CO
----------------------------------------------------------------------------------------------------------------

Item 1

(a)	Name of Issuer:
      Preferred Apartment Communities, Inc. a Maryland corporation (“Issuer”)

(b)	Address of Issuer's Principal Executive Offices:
The principal executive offices of Issuer are located at 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

Item 2

(a)
This statement (the “Statement”) is being filed by Caisse de dépôt et placement du Québec (“CDPQ”), the ultimate beneficial owner and indirect parent of Cadim Holdings U.S. Inc. (“Cadim”). Cadim directly owns the Common Stock reported in this Statement. Cadim is owned directly or indirectly by Cadim Inc. and CDPQ (all the foregoing, collectively, the “Filers”). Each of the Filers, but no third parties, may be deemed to share voting and dispositive power with respect to the Common Stock of the Issuer held by Cadim.

                 The Filers have entered into a Joint Filing Agreement, dated May 11, 2012, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such reporting persons have agreed to file this Statement jointly in accordance with the provisionsof13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b)	The principal business office of each of the Filers is:

Caisse de dépôt et placement du Québec
1000, Place Jean-Paul Riopelle, Montréal,
                            Québec, H2Z 2B3, Canada

Cadim Inc.
                          1001, rue du Square Victoria, Montréal,
Québec, H2Z 2B1, Canada

 Cadim Holdings U.S. Inc.
 c/o The Corporation Trust
1209 Orange Street, Wilmington,
Delaware, 19801, United States

(c)	Citizenship:

Caisse de dépôt et placement du Québec, Québec, Canada
Cadim Inc., Québec, Canada
Cadim Holdings U.S. Inc., Delaware, United States

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 74039L103

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned:

                  See row 9 to the cover page of each Reporting Person.

See explanations under Item 2 of this Statement.

(b)	Percent of Class:

                  See row 11 to the cover page of each Reporting Person.

(c)	Number of shares as to which the Reporting Person has:

(i) sole power to vote or direct the vote:

See row 5 to the cover page of each Reporting Person.

(ii) shared power to vote or direct the vote

See row 6 to the cover page of each Reporting Person.

(iii)	sole power to dispose or to direct the disposition

See row 7 to the cover page of each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

See row 8 to the cover page of each Reporting Person.

Item 5 - Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: May 11, 2012

Caisse de dépôt et placement du Québec

-----------------------------------------------------------------------
Name: Soulef Hadjoudj
Title:   Legal Counsel

Cadim Inc.

-----------------------------------------------------------------------
Name: Lorna Telfer
Title:   Senior Vice President, General Counsel and Secretary

Cadim Holdings U.S. Inc

-----------------------------------------------------------------------
Name: Lorna Telfer
Title:   Senior Vice President, General Counsel and Secretary

JOINT FILING AGREEMENT

Pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Preferred Apartment Communities, Inc. or any subsequent acquisitions or dispositions of equity securities of Preferred Apartment Communities, Inc. by any of the undersigned and the Schedule 13G (and any amendment thereto) to which this Agreement is an exhibit is filed on behalf of each of the undersigned.

Dated: May 11, 2012

Signature

Date: May 11, 2012

Caisse de dépôt et placement du Québec

-----------------------------------------------------------------------
Name: Soulef Hadjoudj
Title:   Legal Counsel

Cadim Inc.

-----------------------------------------------------------------------
Name: Lorna Telfer
Title:   Senior Vice President, General Counsel and Secretary

Cadim Holdings U.S. Inc.

-----------------------------------------------------------------------
Name: Lorna Telfer
Title:  Senior Vice President, General Counsel and Secretary